Exhibit 3.6

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

THE INVENTURE GROUP, INC.

The Inventure Group, Inc. (the “Corporation”), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST:  The name of the Corporation is The Inventure Group, Inc., and the Corporation filed its original Certificate of Incorporation with the Delaware Secretary of State on February 23, 1995, under the name Poore Brothers Holdings, Inc.

SECOND:  The Certificate of Incorporation of the Corporation was amended (i) on March 3, 1995 to change the name of the Corporation to Poore Brothers, Inc., (ii) on October 7, 1999, and (iii) on May 5, 2006 to change the name of the Corporation to The Inventure Group, Inc.

THIRD:  The Board of Directors of the Corporation has duly and unanimously adopted the following resolution setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, as amended, pursuant to Section 242 of the Delaware General Corporation Law:

RESOLVED, that Article First of the Company’s Certificate of Incorporation shall be amended to change the Company’s name to “Inventure Foods, Inc.” as follows (the “Amendment”):

“FIRST:  The name of the Corporation is:  Inventure Foods, Inc. (the “Corporation”).”

FOURTH:   That at a meeting of the stockholders of the Company held on May 20, 2010, the holders of a majority of the issued and outstanding shares of the Common Stock of the Corporation approved the Amendment.

FIFTH:   That the Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this instrument has been executed for, on behalf of, and in the name of the Corporation, by the officer hereunto duly authorized as of the 20th day of May, 2010.

THE INVENTURE GROUP, INC.

By:	/s/ Terry E. McDaniel
Terry E. McDaniel
Chief Executive Officer